April 29, 2005


via facsimile and U.S. mail

Mr. Peter Dasler
President
CanAlaska Ventures Ltd.
2303 West  41st Avenue
Vancouver, British Columbia, Canada  V6M 2A3



	Re:	CanAlaska Ventures Ltd.
		Form 20-F, Filed August 31, 2004
		File No. 000-28792

Dear Mr. Dasler:

      We have the following engineering comments on your filing. As indicated below, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended April 30, 2004

General

1. Please address the following comments in future filings.

2. For your property, in future filings provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the property.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed at: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

3. This filing utilizes a significant amount of technical terminology that is probably unfamiliar to the average investor. Revise future filings to define technical words through the context of the discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

4. This document contains far too much detailed technical information, which tends to obscure what is important to the average investor. In future filings:
* Present information in clear, concise sections, paragraphs, and sentences easily understandable to the average reader.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology.
* Use descriptive headings and subheadings.
* Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

5. A great deal of the history and description contains more detail than is necessary, and contains technical language, which the average investor is not familiar with. In future filings summarize this information and otherwise revise it to provide information that has a direct bearing on your properties, and make it understandable to the average shareholder. Industry Guide 7, section (b) (5) calls for a
"brief description" of the rock formations and mineralization. A totally rewritten and non-technical summary written at the level of the average investor would be appreciated.

6. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.


Mineral Resources and Mineral Reserve Estimates Page 33

7. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

In future filings, before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and
"indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S.
Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In future filings, before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral
Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

8. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based "cutoff" grade to segregate "resources" from just "mineralization." In future filings provide the cutoff grade used to delimit the tonnage estimates. Also within the text, explain the cutoff grade calculation and state all the contributing factors, costs ,and prices. Base these factors on reasonable economic assumptions. Conversely. if the resource estimates are not based on economic cutoffs, remove the resource estimates.

9. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

10. This filing references mines and other mineral properties that exist in the area of the companies` property. This may allow investors to infer that the companies` mining property may have commercial mineralization, because of its` proximity to these other mines and properties. In future filings remove the information about mines, prospects, or other enterprises operating in or near to the companies` property. Focus the disclosure on the companies` property.

11. To the extent that your web site contains disclosure about adjacent or other properties on which you have no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Director and senior management, Page 49

12. In future filings disclose:
* Briefly, disclose the person`s education, training, and work experience.
* Briefly, describe the person`s business experience during the past five years.
* The approximate percent of their time that the officers worked on affairs of your company this last year.
* Other significant responsibilities that they currently have with other companies.

13. If one or more of your directors serves as a director of other similar companies involved in mineral exploration, and properties may be offered to both you and these other companies, or if these other companies may participate in the same properties as those in which you have an interest, one or more of your directors may have a conflict of interests. Disclose in future filings how you propose to resolve these potential conflicts of interest, and provide a risk factor that outlines possible conflicts of interests, and possible adverse consequences of these conflicts of interest.

Closing Comments

      Please acknowledge within 10 business days in a return letter that you will comply with these comments. Please understand that we may have additional comments after reviewing your response letter to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      Please contact George (Ken) Schuler, mining engineer, at
(202)
824-5527 or, in his absence, Roger Baer, mining engineer, at (202) 942-2965, if you have questions regarding our comments. Please contact Barry Stem at (202) 942-1919 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


cc:  George K. Schuler
CanAlaska Ventures Ltd.
April 29, 2005
page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE